Chicago Bridge & Iron Company N.V. Prinses Beatrixlaan 35 2595 AK The Hague The Netherlands

December 6, 2016
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:    Chicago Bridge & Iron Company N.V.
Form 10-K for the Year Ended December 31, 2015
Filed February 26, 2016
Form 10-Q for the Period Ended September 30, 2016
Filed October 28, 2016
Response dated November 10, 2016
File No. 1-12815

Ladies & Gentlemen:

By letter dated November 23, 2016, Chicago Bridge & Iron Company N.V. (the “Company”) received the Staff’s comments relating to the above listed filing of the Company (the “Comment Letter”). We submit the following in response to the Comment Letter. The numbered paragraphs below repeat the comments in the Comment Letter for your convenience, followed by the Company’s response to each comment.

Form 10-K for the Year Ended December 31, 2015

Note 5. Disposition of Nuclear Operations, page 62

Comment:

1.
We note your response to comments 1 and 2 of our letter dated October 19, 2016. We note that in connection with the classification of your Nuclear operations as held for sale you allocated the Power reporting unit’s goodwill between your Nuclear operations and the remaining portion of the Power reporting unit based on their relative fair values. It appears that only $.2 billion of the $1.9 billion of goodwill associated with the Power reporting unit was allocated to Nuclear Operations with the remaining $1.7 billion allocated to the Retained Power operations. We note that revenue for the Retained Power operations increased from $514 million for 2014 to $764 million for 2015, EBITDA slightly decreased from $41 million for 2014 to $37 million for 2015, and Backlog increased by approximately 62% from $1.3 billion to $2.1 billion at September 30, 2015. However, given the amounts on page 63 of your 10-K indicate that the Nuclear operations was clearly much more significant than the Retained Power operations, please help us better understand why only approximately 11% of goodwill was allocated to Nuclear operations. For example, we note that revenue was $2.1 billion in 2015 for your Nuclear operations which represents approximately 2.7 times the revenue of the Retained Power operations.

Response:

The portion of the Power reporting unit that performed the engineering, procurement and construction (“EPC”) of nuclear power plants and facilities, and provided nuclear integrated services (collectively, the “Nuclear Operations”), was sold to Westinghouse Electric Company (“WEC”). The Nuclear Operations included the Georgia and South Carolina nuclear projects (the “U.S. Nuclear Projects”). The remaining portion of our Power reporting unit, which includes the EPC of fossil power plants and facilities (e.g. gas, coal and renewable energy sources) and fossil related consulting services, was retained (“Retained Power Operations”).

The U.S. Nuclear Projects were being executed through our joint venture arrangement with WEC, in which WEC was providing the technology and design for the projects and we were performing the fabrication and construction. As the projects progressed, our forecasted costs increased due to regulatory required design changes, delays and extensions of schedule. Although we believed such amounts were contractually recoverable from our customers and WEC, the timing of collection became less certain and it became apparent that we would continue to incur significant cash outflows on the U.S. Nuclear Projects in advance of receiving all amounts due. Accordingly, we made the commercial determination to enter into the agreement to sell the Nuclear Operations for a sales price of approximately $161 million (present value was approximately $143 million at September 30, 2015) and to recognize a loss on the transaction and an impairment because we believed the sale would: 1) improve near term operating cash flows to facilitate the achievement of our capital allocation goals by reducing working capital requirements associated with the U.S. Nuclear Projects, 2) simplify our business risk profile for investors by reducing investor uncertainty regarding the outlook for the U.S. Nuclear Projects and our Nuclear Operations, 3) enable us to redirect resources and focus management’s attention on key growth markets such as liquefied natural gas, petrochemicals and fossil power, and 4) eliminate all previous, current and future liabilities associated with the U.S. Nuclear Projects. For purposes of allocating the Power reporting unit’s goodwill to the Nuclear Operations and Retained Power Operations, we derived the fair value of the Nuclear Operations from the present value of its sales price of approximately $143 million.

With respect to the comparative historical results of our Nuclear Operations and Retained Power Operations, our 2015 revenue for the Nuclear Operations was approximately $2.1 billion, of which approximately $2.0 billion was related to the U.S. Nuclear Projects. Our 2015 income from operations (“IFO”) for the Nuclear Operations was approximately $215 million, almost all of which was related to the U.S. Nuclear Projects. Approximately $100 million of the aforementioned IFO was related to the non-cash amortization of a margin fair value liability associated with the U.S. Nuclear Projects (discussed further in footnote 1 to our 2015 Form 10-K). Accordingly, although 2015 revenue for the Nuclear Operations was significantly higher than revenue for the Retained Power Operations, the difference in IFO and related cash flows was less significant after giving consideration to the impact of the non-cash amortization of the margin fair value liability. In addition, although historical results for the Retained Power Operations were lower than those of our Nuclear Operations, they were not indicative of our anticipated future results for the Retained Power Operations. We anticipated a significant increase in future results based upon the robust and sustainable gas-fired power plant market in North America (discussed in our previous response dated November 10, 2016). For example, at the time of our third quarter 2015 test, our 2016 and 2017 revenue forecast for the Retained Power Operations was approximately $1.2 billion and $2.1 billion, respectively, based on $2.1 billion of backlog at September 30, 2015 and anticipated awards for 2016 and 2017. Accordingly, the fair value of the Retained Power Operations reflected this strong market outlook.

Due to the aforementioned, the amount of goodwill allocated to our Nuclear Operations, based on the fair value estimates discussed above, represented approximately 11% of the Power reporting unit’s goodwill.

Note 7. Goodwill and Other Intangibles, page 64

Comment:

2.
We note your response to comment 3 of our letter dated October 19, 2016. The Engineering & Construction operating segment represents approximately 58% of your total revenues and 55% of your total income from operations for the nine months ended September 30, 2016. We also note that your response to comment 2 indicates that you determined the retained power operations to be a business on its own. In this regard, please address the following:

•
Please help us better understand how the segment manager is able to manage this operating segment by only looking at financial information at the operating segment level. Please tell us whether any financial information is provided to the segment manager at a level lower than the operating segment and if so, please tell us what financial information is provided;

•	Please identify and describe the role of your segment manager; and

•
Please help us better understand what significant operational changes were made to combine the Oil & Gas operations and Retained Power operations. For example, please clarify if the management structure below the segment manager changed.

Response:

Comment: Please help us better understand how the segment manager is able to manage this operating segment by only looking at financial information at the operating segment level. Please tell us whether any financial information is provided to the segment manager at a level lower than the operating segment and if so, please tell us what financial information is provided.

The Engineering & Construction (“E&C”) segment manager is provided and reviews operating results at the E&C segment level. These results include a full income statement (including revenue, gross profit, overhead costs and recoveries, pre-contract costs, research and development costs, and administrative and other costs), as well as new awards, backlog, capital expenditures, cash flows and certain balance sheet items, such as working capital. The only additional financial information reviewed by the E&C segment manager is individual project specific information (e.g. project revenue, project forecasted costs, project profit, project cash flows, etc.).

The E&C segment manager is able to manage the operation at the segment level because of the project-oriented nature of the E&C segment and the fact that a project’s execution utilizes multiple functions/disciplines that can span multiple offices, regions, countries, etc. For example, the engineering and procurement for a project may be performed in multiple offices and regions, fabrication may be performed in multiple facilities and regions, and construction may be performed in yet another location or region. Further, the inter-company pricing of such work is impacted by transfer pricing and other considerations. Accordingly, office, geographic or other roll-ups of financial results below the segment level are not deemed meaningful to the E&C segment manager. In addition, although the E&C segment represented approximately 58% of our consolidated revenue for the nine months ended September 30, 2016, five projects represented approximately 65% of the segment’s revenue, and ten projects represented approximately 80% of the segment’s revenue, for this period. Accordingly, the E&C segment manager is capable of managing this segment by focusing on key projects and evaluating financial results at the E&C segment level, irrespective of the geography of the project being executed or the end-market being served.

Comment: Please identify and describe the roles of your segment manager.

The E&C segment manager is one of four operating segment managers, each of which maintain regular contact with our chief operating decision maker and are directly accountable for all operating activities, financial results, forecasts, and plans for their respective operating segments. In addition, the segment managers generally communicate results during our quarterly reviews and are responsible for discussing results and other matters regarding their respective operating segments at our quarterly Board meetings. Prior to the third quarter 2016, the E&C segment manager reported directly to our Chief Executive Officer (“CEO”). Effective September 20, 2016, the E&C segment manager became our Chief Operating Officer, continuing to report to the CEO, and retained interim responsibility for the E&C operating segment.

Comment: Please help us better understand what significant operational changes were made to combine these operations. For example, please clarify if the management structure below the segment manager changed.

Prior to the third quarter 2015, our E&C operating segment included two business units or components: Power and Oil & Gas. Our Power business unit (acquired in February 2013) provided engineering, procurement and construction (“EPC”) services for the nuclear and fossil power generation industries. The Oil & Gas business unit (a legacy CB&I business) provided EPC services for both upstream and downstream energy infrastructure facilities, including liquefied natural gas (“LNG”) liquefaction and regasification terminals, gas processing plants and refinery and petrochemical facilities. The Oil & Gas and Power business units were not previously integrated and operationally combined with one another because of unique characteristics and complexities of projects within the Nuclear Operations of the Power business unit, including a differing regulatory environment in which it operated, differing project cash flow characteristics and contract provisions, differing safety, quality control and licensing requirements, etc. These characteristics of the Nuclear Operations warranted operational separation from the Oil & Gas business unit, with the Power business unit having its own management team, administrative and overhead structure, business development function, etc., and separate financial evaluation by the E&C segment manager. Accordingly, discrete financial information for each business was available and reviewed by the E&C segment manager.

As a result of the sale of the Nuclear Operations, the characteristics of the Power business unit changed significantly, with the Retained Power Operations providing EPC services to only the fossil power generation industry, which does not have the unique economic characteristics and complexities associated with providing nuclear related EPC services. Our E&C segment manager recognized that our EPC capabilities for the Oil & Gas and Power business units, including know-how, personnel and processes and procedures, etc. were utilizable on all projects, regardless of the end-market being served. For example, an individual that successfully manages a refinery, petrochemical or LNG facility project is capable of performing the same responsibilities for a gas-fired power plant project, etc. Further, our E&C segment manager recognized that significant operational benefits would result from the combination of the two operations, including, among other things: 1) the ability of the E&C operating segment to take advantage of cost efficiencies from aggregated functional management, 2) leverage of our best practices, and 3) a combined focus and approach to our end-markets. Accordingly, the Oil & Gas operations and Retained Power Operations were integrated to form a single operation with a project focus, serving all the previous end-markets of the two operations.

In connection with the operational integration, the E&C segment manager began managing the entire segment on a basis consistent with the Oil & Gas business unit prior to the operational combination. Two direct reports to the E&C segment manager were assigned responsibility for all projects and project operations (“Operations Leads”) of the E&C segment on a portfolio basis (irrespective of end-markets)

and each were assigned responsibility for specific engineering/home-offices. The Operations Leads had the same responsibilities and roles for the Oil & Gas business unit prior to the reorganization and, in connection with the change, assumed responsibility for the Power business unit projects and engineering offices. The former Power business unit/operations lead role was eliminated and the individual was assigned a role in a different operating segment. Individuals were also assigned global segment responsibility for the engineering, human resources, construction and business development functions, with such individuals having dual reporting relationships to the two Operations Leads. In addition, individuals were assigned global segment responsibility for the finance, project services (which includes project controls, estimating and quality functions), safety and environmental, legal and supply chain functions, with such individuals having dual reporting relationships to the two Operations Leads along with a reporting relationship to the Corporate functional leads. The aforementioned functional management are responsible for global activities within their designated functional areas and redundant leadership that previously existed as a result of having a separate Power business unit was eliminated. Specifically, all functional leadership positions that previously existed within the Power business unit were either eliminated and absorbed within the former Oil & Gas business unit reporting structure or became direct or indirect reports to the global segment functional leadership referenced above. No separate financial results (e.g. income statement, cash flows, etc.) are prepared below the segment level for the Operations Leads.

Form 10-Q for the Period Ended September 30, 2016

Note 6. Goodwill and Other Intangibles, page 14

Comment:

3.
During the three months ended September 30, 2016, your Steel Plate Structures, Fabrication & Manufacturing, and Engineering Products operations within your Fabrication Services operating segment were integrated and operationally combined. You have determined that you now have a single reporting unit related to the Fabrications Services operating segment. Please help us better understand how you made this determination pursuant to ASC 350-20-35-33 through 35-38. Please also address the following:

•
Please help us better understand how the segment manager is able to manage this operating segment by only looking at financial information at the operating segment level. Please tell us whether any financial information is provided to the segment manager at a level lower than the operating segment and if so, please tell us what financial information is provided;

•	Please identify and describe the roles of your segment manager; and

•	Please help us better understand what significant operational changes were made to combine these operations. For example, please clarify if the management structure below the segment manager changed.

Response:

Comment: You have determined that you now have a single reporting unit related to the Fabrications Services operating segment. Please help us better understand how you made this determination pursuant to ASC 350-20-35-33 through 35-38.

Prior to the third quarter 2016, our Fabrication Services (“FS”) operating segment included three business units or components: Steel Plate Structures (“SPS”), Fabrication & Manufacturing (“F&M”) and Engineered Products (“EP”). Our SPS business unit (a legacy CB&I business) provided fabrication and erection of steel plate structures; our F&M business unit (acquired in February 2013) provided fabrication of piping systems and process modules; and our EP business unit (a legacy CB&I business) provided engineered and fabricated products; all for the oil and gas, petrochemical, power generation, water and wastewater, mining and mineral processing industries. The three business units represented separate components because, among other things, each constituted a business, discrete financial information for each business unit was available, and operating results were reviewed by the FS segment manager at the respective business unit levels. Accordingly, each of the SPS, F&M and EP business units represented a reporting unit.

As discussed further below, in the third quarter 2016, the FS segment manager integrated and operationally combined the SPS, F&M and EP business units. As a result of the combination, discrete financial results were no longer available for these business units or reviewed separately by the FS segment manager. Specifically, the FS segment manager reviewed Q3 2016 actual results, Q4 and full year 2016 forecast financial information, and 2017 plan financial information at the FS segment level and continues to review financial results at this level. Accordingly, the FS segment is a single component and a single reporting unit.

Comment: Please help us better understand how the segment manager is able to manage this operating segment by only looking at financial information at the operating segment level. Please tell us whether any financial information is provided to the segment manager at a level lower than the operating segment and if so, please tell us what financial information is provided.

The Fabrication Services (“FS”) segment manager is provided and reviews operating results at the FS segment level. These results include a full income statement (including revenue, gross profit, overhead costs and recoveries, pre-contract costs, research and development costs, and administrative and other costs), as well as new awards, backlog, capital expenditures, cash flows and certain balance sheet items, such as working capital. The only additional financial information reviewed by the FS segment manager is individual project specific information (e.g. project revenue, project forecasted costs, project profit, project cash flows, etc.) and summarized information related to engineering/home-office, fabrication and construction overhead costs and recoveries.

The FS segment manager is able to manage the operations at the segment level because of the project-oriented nature of the FS segment and the fact that a project’s execution utilizes multiple functions/disciplines that can span multiple offices, regions, countries, etc. For example, similar to our Engineering & Construction (“E&C”) segment, the engineering and procurement for a project may be performed in multiple offices and regions, fabrication may be performed in multiple facilities and regions, and construction may be performed in yet another location or region. Further, the inter-company pricing of such work is impacted by transfer pricing and other considerations. Accordingly, office, geographic or other roll-ups of financial results below the segment level are not deemed meaningful to the FS Segment Manager. In addition, for the nine months ended September 30, 2016, ten projects represented approximately 40% of the segment’s revenue, and thirty projects represented approximately 70% of the segment’s revenue, for this period. Accordingly, the FS segment manager is capable of managing this segment by focusing on key projects and evaluating financial results at the FS segment level, irrespective of the geography of the project being executed or the end-market being served.

Comment: Please identify and describe the roles of your segment manager.

The FS segment manager is one of four operating segment managers, each of which maintain regular contact with our chief operating decision maker and are directly accountable for all operating activities, financial results, forecasts, and plans for their respective operating segments. In addition, the segment managers generally communicate results during our quarterly reviews and are responsible for discussing results and other matters regarding their respective operating segments at our quarterly Board meetings.

Comment: Please help us better understand what significant operational changes were made to combine these operations. For example, please clarify if the management structure below the segment manager changed.

As discussed above, in the third quarter 2016, the FS segment manager integrated and operationally combined the SPS, F&M and EP business units. The FS segment manager believed that significant operational benefits would result from the combination of the three operations, including, among other things: 1) the ability of the FS operating segment to take advantage of cost efficiencies from aggregated functional management and better deployment of talent within the FS segment, 2) leverage of our best practices, 3) improved project execution by matching the best personnel to projects and facilities, irrespective of former business unit affiliations, and 4) a unified focus on sales opportunities and change in strategy to better leverage market opportunities by capitalizing on the full capabilities of the FS organization to offer customers more integrated solutions. The FS segment integration and business unit operational combination was consistent with our historical practice of integrating previously acquired businesses into our similar legacy operations after operating such acquired businesses separately for a period of time.

In connection with the operational integration, the FS segment manager made significant changes to the functional management of the organization. Prior to the integration, each of the aforementioned business units had an operational lead (“BU Lead(s)”) reporting to the FS segment manager. In addition, each BU Lead had multiple functional management personnel reporting to them that were responsible only for their respective business unit and such reports had further individuals reporting to them. For example, the SPS business unit had functional leads for sales, quality, project controls and estimating, procurement and subcontracts, and had multiple regional and local operations, engineering/home-office, and fabrication facility leads, along with finance, legal, human resources, and safety leadership. The F&M and EP business units had similar functional leadership dedicated to each business unit. In addition, discrete financial results for each business unit were available and reviewed by the applicable BU Lead and the same information was reviewed by the FS segment manager. As a result of the operational combination, the BU Leads assumed significantly different roles and responsibilities. The former SPS BU Lead was assigned global responsibility for business development (aka sales) for the FS segment (“FS Sales Lead”), with all previous business development personnel for the three business units being terminated, reassigned or reporting directly or indirectly to the FS Sales Lead. The two former F&M and EP BU Leads were assigned management responsibility for all projects and project operations (“Operations Leads”) of the FS segment with projects and engineering/home-office and fabrication facilities assigned on a portfolio basis (irrespective of the business unit in which the projects or facilities previously resided). No separate financial results (e.g. income statement, cash flows, etc.) are prepared below the segment level for the Operations Leads.

The two Operations Leads further assigned operational personnel to manage various portfolios of projects and facilities (irrespective of the business unit in which the projects or facilities previously resided). Such personnel now have responsibility for projects and facilities that previously resided in different FS business units, relate to more than one product line or end-market, and reside in more than one region. For example, the former head of operations for our Europe, Middle East and Asia operations within our former SPS business unit is now responsible for the former SPS projects in that region, certain projects that were formerly within our EP business unit, and certain fabrication facilities in the U.S. and Canada that were previously within our F&M and SPS business units. This individual previously reported to our former SPS BU Lead and now reports to the FS Segment Operations Lead that was our former EP BU Lead. Similar changes in responsibilities occurred for the other operations personnel reporting to the Operations Leads to take advantage of their capabilities and experience.

Other changes that resulted from the reorganization included the consolidation of all functional responsibilities for engineering, quality, project controls and estimating, and supply chain and subcontracts under separate individuals, who now have global functional responsibility for the FS segment and either have dual reporting relationships to the Operations Leads or report to the FS segment manager. Prior to the reorganization, such functions resided independently within the three FS business units. Although global functional FS segment leadership for finance, safety and environmental, and human resources did not change as a result of the integration, the reporting relationships and allocation of resources and responsibilities changed significantly for their reports as individuals were assigned responsibilities that crossed over the former FS business units rather than having functional responsibilities limited to the applicable FS business unit.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (832) 513-1119.

Very truly yours,
/s/ Michael S. Taff
Michael S. Taff
Chief Financial Officer

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